UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark

Singapore 408574, Lobby C
(Address of principal executive office)

Registrant’s phone number, including area code
+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Lion Group Holding Ltd. (Nasdaq: LGHL) (the “Company”), today announced to hold the Annual Shareholders’ Meeting on September 29, 2025.

The Company’s Annual Shareholders’ Meeting will be held on September 29, 2025, at 10:00 a.m. local time. The meeting will take place at 10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark, Singapore 408574, Lobby C. The matters to be voted on at the meeting are set forth in the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on September 8, 2025. Shareholders of record on September 2, 2025 will be eligible to vote at this meeting.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (No. 333-269333) and Form S-8 (No. 333-275597) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit 99.1	-	Notice of Annual General Meeting of Shareholders of Lion Group Holding Ltd. to be held on September 29, 2025 (the “2025 AGM”)
Exhibit 99.2	-	Form of Proxy for the 2025 AGM
Exhibit 99.3	-	Depositary’s Notice of 2025 AGM
Exhibit 99.4	-	Voting Instructions of American Depositary Shares for the 2025 AGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2025	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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